Mail Stop 7010

							January 4, 2006

Gerald W. Williams
Chief Executive Officer
The Cavalier Group
5728 - 125A Street
Surrey, British Columbia
Canada, V3X 3G8

	Re:	The Cavalier Group
      Amendment No. 4 to Registration Statement on Form SB-2
      Filed December 21, 2005
      File No. 333-127016

Dear Mr. Williams:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Dilution of the Price You Pay for Your Shares, page 18

1. We have read your response to comment 2 in our letter dated November 28, 2005 and note your corrected financial disclosures. However, the amount shown in the middle of page 19 and at the top of page 20 as the dilution per share for the maximum outcome appears to be $0.0388, rather than $0.0338. Please revise.

      As appropriate, please amend your registration statement in response to the comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jenn Do at (202) 551-3743 or in her absence, Nate Cheney at (202) 551-3714 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Chris Edwards at (202) 551-3742 or me at (202) 551-3760 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Brian McDonald, Esq.
	5781 Cranley Drive
	West Vancouver, British Columbia
	Canada V7W 1T1
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Gerald W. Williams
The Cavalier Group
January 4, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE